FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires:  December 31, 2001   |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Ma                John
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   (Last)            (First)            (Middle)

c/o Acclaim Entertainment, Inc.
One Acclaim Plaza
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                     (Street)

   Glen Cove           New York         11542
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


   Acclaim Entertainment, Inc. (AKLM)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   November 2001

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)
       Executive Vice President,
       Product Development
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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Common Stock, par value
  $0.02 per share         11/2/01      M              60,000       A       $1.75                          (D)
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Common Stock, par value
  $0.02 per share         11/2/01      M              50,000       A       $3.375                         (D)
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Common Stock, par value
  $0.02 per share         11/13/01     M              14,000       A       $3.375                         (D)
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Common Stock, par value
  $0.02 per share         11/14/01     M              21,000       A       $3.375                         (D)
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Common Stock, par value
  $0.02 per share         11/2/01      S              110,000      D       $4.43                          (D)
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Common Stock, par value
  $0.02 per share         11/13/01     S              14,000       D       $6.00                          (D)
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Common Stock, par value
  $0.02 per share         11/14/01     S              21,000       D       $6.01         1,000            (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (Over)
* If the form is filed by more than one person, see Instruction 4(b)(v).                                          SEC 1473 (3/99)


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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Option:
 Right to                                                                 Common
 Buy        $1.75     11/2/01    M              60,000   (1)     10/2/10  Stock   60,000            140,000      (D)
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Option:
 Right to                                                                 Common
 Buy        $3.375    11/2/01    M              50,000   (2)     4/29/07  Stock   50,000              (2)        (D)
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Option:
 Right to                                                                 Common
 Buy        $3.375    11/13/01   M              14,000   (2)     4/29/07  Stock   14,000              (2)        (D)
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Option:
 Right to                                                                 Common
 Buy        $3.375    11/14/01   M              21,000   (2)     4/29/07  Stock   21,000              (2)        (D)
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Explanation of Responses:
(1) An option to purchase 200,000 shares of the Issuer's common stock, par value $0.02 per share, was issued to the Reporting Person under the Issuer's 1998 Stock Incentive Plan. One-third of such option became exercisable on October 3, 2001. The remainder of such option becomes exercisable in one-third installments on each of October 3, 2002 and October 3, 2003.
(2) Options to purchase an aggregate of 140,000 shares of the Issuer's common stock, par value $0.02 per share, were issued to the Reporting Person under the Issuer's 1988 Stock Option Plan. Such options became exercisable in one-third installments on each of April 30, 1998, April 30, 1999, and April 30, 2000. Options to purchase 55,000 shares remain outstanding.

                         /s/ John Ma                             12/7/01
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              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.